UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 17)1

Town Sports International Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89214A102

(CUSIP Number)

Patrick Walsh

PW Partners Atlas Funds, LLC

141 W. Jackson Blvd., Suite 1702

Chicago, Illinois 60604

(312) 347-1709

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 11, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89214A102

1	NAME OF REPORTING PERSON

PW Partners Atlas Fund III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,271,182
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,271,182
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,271,182
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 89214A102

1	NAME OF REPORTING PERSON

PW Partners Atlas Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,300,000(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

4,300,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,300,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.6%
14	TYPE OF REPORTING PERSON

PN

(1)	Consists of (i) 2,800,000 shares of Common Stock that PW Partners Atlas Fund II LP has agreed to purchase, subject to closing, pursuant to the SPA (as defined below) and (ii) up to 1,500,000 shares of Common Stock that PW Partners Atlas Fund II LP has the right to purchase pursuant to the Option Agreement (as defined below).

3

CUSIP No. 89214A102

1	NAME OF REPORTING PERSON

PW Partners Atlas Funds, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,571,182(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

5,571,182(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,571,182(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9%
14	TYPE OF REPORTING PERSON

OO

(1)	Includes (i) 2,800,000 shares of Common Stock that PW Partners Atlas Fund II LP has agreed to purchase, subject to closing, pursuant to the SPA (as defined below) and (ii) up to 1,500,000 shares of Common Stock that PW Partners Atlas Fund II LP has the right to purchase pursuant to the Option Agreement (as defined below).

4

CUSIP No. 89214A102

1	NAME OF REPORTING PERSON

PW Partners Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,571,182(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

5,571,182(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,571,182(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9%
14	TYPE OF REPORTING PERSON

OO

(1)	Includes (i) 2,800,000 shares of Common Stock that PW Partners Atlas Fund II LP has agreed to purchase, subject to closing, pursuant to the SPA (as defined below) and (ii) up to 1,500,000 shares of Common Stock that PW Partners Atlas Fund II LP has the right to purchase pursuant to the Option Agreement (as defined below).

5

CUSIP No. 89214A102

1	NAME OF REPORTING PERSON

Patrick Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,500,434
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,571,182(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,111,266
	10	SHARED DISPOSITIVE POWER

5,571,182(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,071,616(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.4%
14	TYPE OF REPORTING PERSON

IN

(1)	Includes (i) 2,800,000 shares of Common Stock that PW Partners Atlas Fund II LP has agreed to purchase, subject to closing, pursuant to the SPA (as defined below) and (ii) up to 1,500,000 shares of Common Stock that PW Partners Atlas Fund II LP has the right to purchase pursuant to the Option Agreement (as defined below).

6

CUSIP No. 89214A102

The following constitutes Amendment No. 17 to the Schedule 13D filed by the undersigned (“Amendment No. 17”). This Amendment No. 17 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by PW Partners Atlas Fund III LP, a Delaware limited partnership (“Atlas Fund III”), PW Partners Atlas Fund II LP, a Delaware limited partnership (“Atlas Fund II”), PW Partners Atlas Funds, LLC, a Delaware limited liability company (“Atlas Fund GP”), PW Partners Capital Management LLC, a Delaware limited liability company (“PW Capital Management”), and Patrick Walsh.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Atlas Fund GP is the general partner of Atlas Fund III and Atlas Fund II. By virtue of these relationships, Atlas Fund GP may be deemed to beneficially own the Shares that may be deemed to be beneficially owned by Atlas Fund III and Atlas Fund II.

PW Capital Management acts as the investment manager with respect to Atlas Fund III and Atlas Fund II. Mr. Walsh is the Managing Member and Chief Executive Officer of Atlas Fund GP and the Managing Member of PW Capital Management. By virtue of these relationships, each of PW Capital Management and Mr. Walsh may be deemed to beneficially own the Shares that may be deemed to be beneficially owned by Atlas Fund III and Atlas Fund II.

(b)       The business address of each of the Reporting Persons is 141 W. Jackson Blvd., Suite 1702, Chicago, IL 60604.

(c)       The principal business of Atlas Fund III is investing in securities. The principal business of Atlas Fund II is investing in securities. The principal business of Atlas Fund GP is serving as the general partner of Atlas Fund III and Atlas Fund II. The principal business of PW Capital Management is serving as the investment manager with respect to Atlas Fund III and Atlas Fund II. The principal occupation of Mr. Walsh is serving as the Managing Member and Chief Executive Officer of Atlas Fund GP and the Managing Member of PW Capital Management. Mr. Walsh is also Chairman of the Board of Directors and Chief Executive Officer of the Issuer.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

7

CUSIP No. 89214A102

(f)       Each of Atlas Fund III, Atlas Fund II, Atlas Fund GP and PW Capital Management is organized under the laws of the State of Delaware. Mr. Walsh is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The 1,271,182 Shares purchased by Atlas Fund III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 1,271,182 Shares directly owned by Atlas Fund III is approximately $5,682,164, excluding brokerage commissions.

Atlas Fund II has agreed to purchase 2,800,000 Shares, subject to closing, pursuant to the SPA (as defined below) and has the right to purchase up to 1,500,000 Shares pursuant to the Option Agreement (as defined below).

Other than 1,506,882 Shares (including 389,168 unvested restricted Shares) awarded to Mr. Walsh in connection with his service as an officer and director of the Issuer, the Shares directly owned by Mr. Walsh were purchased with personal funds. The aggregate purchase price of the 993,552 Shares purchased by Mr. Walsh is approximately $2,999,700, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 28,002,197 Shares outstanding as of October 31, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2019.

As of the close of business on the date hereof, Atlas Fund III beneficially owns directly 1,271,182 Shares, Atlas Fund II may be deemed to beneficially own 2,800,000 Shares that it has agreed to purchase, subject to closing, pursuant to the SPA (the “SPA Shares”) and 1,500,000 Shares that it has the right to purchase pursuant to the Option Agreement (the “Option Shares”), and Mr. Walsh beneficially owns directly 2,500,434 Shares (including 389,168 unvested restricted Shares), constituting approximately 4.5%, 14.6% and 8.9%, respectively, of the Shares outstanding.

Atlas Fund GP, as the general partner of Atlas Fund III and Atlas Fund II, may be deemed to beneficially own the 1,271,182 Shares directly beneficially owned by Atlas Fund III, the 2,800,000 SPA Shares that may be deemed to be beneficially owned by Atlas Fund II and the 1,500,000 Option Shares that may be deemed to be beneficially owned by Atlas Fund II, constituting approximately 18.9% of the Shares outstanding.

8

CUSIP No. 89214A102

PW Capital Management, as the investment manager with respect to Atlas Fund III and Atlas Fund II, may be deemed to beneficially own the 1,271,182 Shares directly beneficially owned by Atlas Fund III, the 2,800,000 SPA Shares that may be deemed to be beneficially owned by Atlas Fund II and the 1,500,000 Option Shares that may be deemed to be beneficially owned by Atlas Fund II, constituting approximately 18.9% of the Shares outstanding.

Mr. Walsh, as the Managing Member and Chief Executive Officer of Atlas Fund GP and the Managing Member of PW Capital Management, may be deemed to beneficially own the 1,271,182 Shares that may be deemed to be beneficially owned by Atlas Fund GP and PW Capital Management, the 2,800,000 SPA Shares that may be deemed to be beneficially owned by Atlas Fund GP and PW Capital Management and the 1,500,000 Option Shares that may be deemed to be beneficially owned by Atlas Fund GP and PW Capital Management, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 8,071,616 Shares or approximately 27.4% of the Shares outstanding.

(b)       Each of Atlas Fund III, Atlas Fund GP, PW Capital Management and Mr. Walsh may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by Atlas Fund III.

Each of Atlas Fund II, Atlas Fund GP, PW Capital Management and Mr. Walsh may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the SPA Shares and Option Shares that may be deemed to be beneficially owned by Atlas Fund II.

Mr. Walsh has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 2,111,266 Shares beneficially owned directly by him and the sole power to vote or direct the vote of an additional 389,168 unvested restricted Shares beneficially owned directly by him.

(c)       Reference is made to the transactions discussed in Item 6.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 11, 2019, Atlas Fund II entered into a Stock Purchase Agreement (the “SPA”) with HG Vora Special Opportunities Master Fund, Ltd. (“HG Vora”) pursuant to which Atlas Fund II agreed to purchase 2,800,000 SPA Shares from HG Vora for $1.50 per Share (the “Purchase Price”). The SPA provides that the closing of the sale to, and purchase by, Atlas Fund II of the SPA Shares shall take place within four (4) business days after satisfaction (or waiver) of the closing conditions set forth therein. If the closing has not occurred by 11:59 p.m. Eastern time on December 16, 2019 due to any failure by Atlas Fund II to pay the Purchase Price, such failure to pay shall not constitute a breach of the SPA and the SPA shall terminate unless both parties agree in writing to extend such date and time.

9

CUSIP No. 89214A102

On December 11, 2019, Atlas Fund II entered into a Call Option Agreement (the “Option Agreement”) with HG Vora pursuant to which HG Vora granted Atlas Fund II an irrevocable option to purchase from HG Vora up to 1,500,000 Option Shares at an exercise price of $1.50 per Share (the “Option”). The Option is exercisable by Atlas Fund II at any time prior to 12:00 p.m. Eastern time on December 23, 2019, in whole or in part, at Atlas Fund II’s sole discretion.

On the date hereof, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.

The foregoing descriptions of the SPA, Option Agreement and Joint Filing Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached as exhibits hereto and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit No.	Description

99.1	Stock Purchase Agreement by and between Atlas Fund II and HG Vora, dated December 11, 2019.
99.2	Call Option Agreement by and between Atlas Fund II and HG Vora, dated December 11, 2019
99.3	Joint Filing Agreement by and among the Reporting Persons, dated December 13, 2019.

10

CUSIP No. 89214A102

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: December 13, 2019

PW PARTNERS ATLAS FUND III LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUND II LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUNDS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS CAPITAL MANAGEMENT LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member

/s/ Patrick Walsh
Patrick Walsh

11